

Mail Stop 3720

January 5, 2010

Mr. Hank J. Ratner
President and Chief Executive Officer
Madison Square Garden, Inc.
Two Penn Plaza
New York, NY 10121

Re: **Madison Square Garden, Inc.**
Registration Statement on Form 10, Amendment No. 5
Filed on December 24, 2009
File No. 001-34434

Dear Mr. Ratner:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statement of Operations, page 65

1. We note your response to our prior comment 3 from our letter dated December 1, 2009 and your new disclosure on page 65 and your statement that "all inputs in the calculation relate to the license fee that was anticipated to be in effect for 2010 versus the license fee that will now be in effect for 2010 as a result of the new contractual affiliation agreement for 2010, based upon the actual number of paid subscribers for the respective pro forma periods presented." It is unclear to us why you base your calculation on the per subscriber license fee anticipated for 2010 rather than actual per subscriber license fees for 2009. Please advise.

2. In addition, even though the license fee per subscriber appears to be factually supportable, it is unclear to us why you believe the number of subscribers is fixed and not variable. For example an increase in the license fee rate per subscriber could impact the number of subscribers. Please advise.

Executive Compensation, page 119

3. Update your disclosure to include your executive compensation disclosure for 2009.

Description of Capital Stock, page 181

Transfer Restrictions, page 183

4. We note that you have entered into consent agreements with the NBA and NHL in connection with their approval of the spin-off transaction. As these agreements limit the ability of your stockholders to sell their shares under certain circumstances, please file these consent agreements as exhibits to your registration statement.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John Mead, Esq., Sullivan and Cromwell
         Via Facsimile (212) 558-3588